

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 30, 2007

Scott C. Schroeder
Vice President and Chief Financial Officer
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, TX 77077

> **Re:** **Cabot Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-10447**

Dear Mr. Schroeder:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

General

1. Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Business, page 3

2.   Please revise your document to include all the required information about your principal fields. If you have fields that are of major significance provide maps and more detailed information. See Instruction 3 of Item 102 of Regulation S-K for reference.

Risk Factors, page 19

Our future performance depends on our ability to find or acquire additional natural gas and oil reserves that are economically recoverable, page 21

3.   You state that the production rate declines as reserves are depleted. Please expand this risk factor to include the forecasted future decline rates of your total proved producing properties from your reserve report. If it changes over time disclose that also.

We have limited control over the activities on properties we do not operate, page 22

4.   Please expand this risk factor to disclose the percentage of properties and/or reserves that you do not operate.

Management's Discussion and Analysis of Financial Conditions and Results of Operations,
page 31

Potential Impact of Our Critical Accounting Policies, page 36

Oil and Gas Reserves, page 36

5.   You state that the process of estimating reserves is inherently uncertain. Please reconcile this with the fact that proved reserves are the reserve quantities you estimate from the geological and engineering data that are reasonably certain of being recovered. If you are not reasonably certain of recovering the quantities of oil and gas reserves that you disclose please revise your reserves such that you are reasonably certain of recovering them.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 104

6.   Please reconcile for us the fact that your future production costs have declined from 2005 by about 12% while your proved reserves have increased during the same time by approximately 6%.

7.   Please reconcile for us the fact that your future operating costs are approximately $0.71 per Mcfe while you report 2006 operating costs of $1.31 per Mcfe and the three year average for the last three years is $1.18 per Mcfe, with your unit costs increasing steadily since 1998.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant